D:  +1 212 225-2530

flodell@cgsh.com

September 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	CI&T Inc

Draft Registration Statement on Form F-1

Submitted July 6, 2021

CIK No. 0001868995

Ladies and Gentlemen:

On behalf of our client, CI&T Inc (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 5, 2021 (the “Comment Letter”). On July 6, 2021, the Company confidentially filed a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

U.S. Securities and Exchange Commission, p. 2

Amendment No. 1 also includes (i) the unaudited condensed consolidated interim financial statements of CI&T Software S.A. (“CI&T Brazil”) as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, (ii) the unaudited condensed interim consolidated financial statements of Dextra Tecnologia S.A. (“Dextra”) as of and for the six months ended June 30, 2021 and 2020 and (iii) the audited combined carve-out financial statements of Dextra as of and for the years ended December 31, 2020 and 2019.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. The Company is also sending, under separate cover, a marked copy of Amendment No. 1 showing changes from the Draft Registration Statement.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note that you cite an IDC report that the digital transformation industry will be $958 billion by 2024. Please provide a more detailed description of the digital transformation industry and clarify if it entails products, services and solutions that you do not currently offer. For example, it appears that you will provide consulting services to help clients with their digital transformation, but not hardware, software or other ancillary services. Please clarify if the consulting services that you offer is a small subset of a broader digital transformation industry.

Response

The Company has revised its disclosure on page 1 of Amendment No. 1 to provide a more detailed description of the digital transformation services market and to clarify the areas of focus of the Company’s services within the digital transformation services market.

Consolidated Results of Operations, page 79

2. We note that your discussion of comparative results of operations does not fully address material changes in financial statement line-items for the comparative periods. Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another. In addition, you should remove vague terms such as primarily and mainly in favor of specific quantifications.

U.S. Securities and Exchange Commission, p. 3

Response

The Company has revised its disclosure on pages 89 to 99 of Amendment No. 1 to include a discussion of results of operations for the six months ended June 30, 2021 and June 30, 2020. In addition, the Company has reviewed and revised its discussion of the results of operations for the year ended December 31, 2020 and December 31, 2019 to further describe material changes in financial statement line-items and remove vague terms in favor of specific quantifications, where appropriate.

3. We note that on a year to year basis that your General and Administrative Expenses was numerically stable during 2020 and 2019, despite the recognition of a 41% year to year growth in revenues. Further, we note the substantial decline in your Research and Technological Innovation Expenses from 2019 to 2020. Please identify and explain the drivers behind these two occurrences. Expand your discussion of known trends and uncertainties to address any material effects such trends may have on your future results of operations.

Response

The Company has revised its disclosure on page 98 of Amendment No. 1 to clarify why general and administrative expenses remained numerically stable despite the Company’s 41% Net revenue growth in the period. Although the Company experienced increases in general and administrative expenses in 2020, including employee expenses, third party expenses and advertising and publicity expenses incurred to support the revenue growth, these increases were offset by reduced expenses in 2020 as compared to 2019, given the significant expense in 2019 related to the indemnification payments related to the cancellation of former share-based compensation plans.

The Company has revised its disclosure on pages  94 and 99 of Amendment No. 1 to clarify that the decline in research and technological innovation expenses relates to the discontinuation of investments in the development of certain products, one of which relates to CI&T IOT, which was spun-off from CI&T Brazil during the six months ended June 30, 2021.

In addition, the Company refers the Staff to its disclosure on pages 89 and 90 of Amendment No. 1 for a list of factors and trends that may affect its results of operations. The Company has also revised the discussion of its results of operation throughout pages 89 to 99 of Amendment No. 1 to discuss how these trends have affected its results of operations.

U.S. Securities and Exchange Commission, p. 4

Liquidity and Capital Resources, page 83

4. Please expand your discussion of liquidity and capital resources in accordance with Item 5B of Form 20-F. Address your planned assumption of additional debt in the Dextra Group acquisition and your intended use of part of the offering net proceeds to partially repay such debt related and the Advance Deferred Payment.

Response

The Company has revised its discussion of “Liquidity and Capital Resources” on pages 99 to 103 of Amendment No. 1 to include further details on the Company’s liquidity position and debt profile. The Company does not have material cash requirements from contractual obligations other than the debt described on pages 102 of Amendment No. 1 and the balance of payments due pursuant to the acquisition of the Dextra Group.

With respect to the acquisition of the Dextra Group, the Company has included supplemental disclosure on page 102 of Amendment No. 1 to clarify that the Company did not assume debt of the Dextra Group as part of the acquisition, to describe debt incurred to fund the acquisition and to refer to the fact that the Company intends to use a portion of the proceeds from this offering to partially repay debt related to the acquisition and finance the payment of the Advance Deferred Payment.

Business, page 93

5. We note that your largest client comprises approximately 20% of your revenue for the fiscal year ended December 31, 2021. Discuss the material terms of your agreements with this client, its industry vertical and whether it is based in Brazil or the United States.

Response

The Company has revised its disclosure on page 126 of Amendment No. 1 to describe the material terms of the master services agreement with its largest client, a multinational company in the food and beverages industry.

6.   We note that over 90% of your employees are based in Latin America and/or Brazil, but 47% of your revenues are derived from the United States. Please provide more detail of how you service clients in United States and North America. Discuss whether the majority of the consulting and technical work provided by your employees is provided from Brazil working remotely. Please clarify if your staff in the United States are mostly sales oriented or if you have a significant amount of consultants that perform digital transformation services.

U.S. Securities and Exchange Commission, p. 5

Response

The Company has revised its disclosure on page 123 of Amendment No. 1 to clarify the services it provides to clients in the United States and North America, and the method of delivery of such services.

7. We note that your United States business greatly expanded with your acquisition of Comrade Agency in 2017. Please clarify whether your operations, services offered, and pricing differs from Brazilian or United States clients.

Response

The Company has revised its disclosure on page 117 of Amendment No. 1 to clarify that the acquisition of the Comrade Agency was not the main driver for the Company’s expansion of its business in the United States. The Company refers the Staff to its disclosure on pages 117 and 118 of Amendment No. 1 for a discussion of its expansion strategy, including in the United States.

Further, the Company has revised its disclosure on page 123 of Amendment No. 1 to clarify that it maintains the same model of operations, services and engagement across Brazil and the United States, with the exception of differences in pricing related to the location of employees and clients.

Our Corporate Structure, page 98

8. Please provide more detail regarding the spin-off of CI&T IOT Comércio de Hardware e Software Ltda. (“CI&T IOT”), including the size of the entity in terms of revenue or fair market value. Please also clarify when the separation occurred or will occur, whether there will be any overlap in management, and if there are any separation agreements or restrictions for CI&T.

Response

The Company has revised its disclosure on pages 9, 10, 65, 118, 119, 139 and 140 of Amendment No. 1 to provide more detail regarding the spin-off of CI&T IOT.

Principal and Selling Shareholders, page 112

9. Please provide disclosure of the natural person(s) that hold voting and/or investment power of the shares beneficially owned by Advent Managed Fund.

U.S. Securities and Exchange Commission, p. 6

Response

The Company has revised its disclosure in footnote (3) to the table set forth on page 137 of Amendment No. 1 to provide additional information regarding the ownership of Advent Managed Fund.

Related Party Agreements, page 114

10. We note that you spun-off Sensedia S.A. to your stockholders in July 2019 and currently share several common members of management. Please clarify whether you consider transactions involving Sensedia S.A. as related party transactions. Please also clarify whether there were any separation agreements that materially impact the operations of CI&T, including any restrictions as to certain markets or industries.

Response

Neither the Company nor any of its subsidiaries have any agreements in place with Sensedia S.A. as client, supplier, or in any other capacity. Additionally, the Company did not enter into any separation agreements in connection with the spin-off that would materially impact the operations of the Company, including by restricting the Company’s ability to operate in any market or industry. One of the Company’s directors, Fernando Matt, is the CFO of Sensedia; and the Company’s CEO and director, Cesar Nivaldo Gon, is also a director of Sensedia. Neither Fernando Matt nor Cesar Nivaldo Gon receive compensation for their services from Sensedia. There are no material related party transactions between Sensedia and the Company, including compensation arrangements, to be disclosed in Amendment No. 1.

Preemptive or Similar Rights, page 117

11. You disclose that your Class A and Class B shares are not entitled to preemptive rights upon transfer. Please clarify that your Class A shares do not have any preemptive rights. While your Class B shares have preemptive rights, please also clarify whether the prohibition of preemptive rights upon transfer includes certain shares transferred to heirs, successors, controlled entities and affiliates of the Class B holders that are exempt from the automatic conversion provisions.

Response

The Company has revised its disclosure on page 143 of Amendment No. 1 to clarify that the Class A common shares are not entitled to any preemptive rights and that the Class B common shares are not entitled to preemptive rights upon transfer, but are entitled to preemptive rights if the Company issues additional Class A common shares, except for certain circumstances, such as in connection with this offering. The revised disclosure clarifies that so long as the Class B common shares are not converted into Class A common shares upon a transfer that triggers automatic conversion, the preemptive rights of Class B common shares will remain in place.

12. Please clarify the mechanics of how the preemptive rights will be calculated and administered. Clarify whether the proportionate ownership and voting percentage to be maintained is as of the close of the IPO and if it adjusts as the Class B holders waive exercising future preemptive rights. Also, please clarify whether the preemptive rights exist for equity-based compensation and/or convertible securities.

U.S. Securities and Exchange Commission, p. 7

Response

The Company has revised its disclosure on page 143 of Amendment No. 1 to clarify the mechanics of how preemptive rights are calculated, which are based on the proportionate ownership of the Class B shareholders in the Company immediately prior to any issuance of Class A common shares that triggers preemptive rights. The Company further clarified that holders of Class B common shares do not have preemptive rights for shares issued pursuant to an equity-based compensation or incentive plan. However, holders of Class B common shares would have preemptive rights upon the issuance of Class A common shares and upon the conversion of any securities convertible into newly-issued Class A common shares of the Company, except for certain circumstances, such as in connection with this offering.

Financial Statements

28 Subsequent Events, page F-55

13. We note the approval on February 26, 2021 of the third and fourth Stock Option Programs. Please provide us with a chronological breakdown of the details of all stockbased compensation awards granted during 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response

On April 1, 2021, CI&T Brazil granted 10,311 options under its third stock option program and 3,315 options under its fourth stock option program. There have been no other grants under these programs, and as of June 30, 2021, none of these options have been exercised. The fair value calculation of the underlying stock used as a reference to value such awards was R$1,148 per share, as determined by the board of directors of the Company, based on discounted cash flow method. The Company has not identified any significant fluctuations in the fair value to date, other than variations attributed to the Company’s organic growth since April 1, 2021.

14. Tell us your consideration of whether or not pro forma information prepared in accordance with Article 11 of Regulation S-X, pursuant to Part I, Item 4A(b)i of Form F-1, is required in light of your shareholders' April 30, 2021 decision to spin-off of CI&T IOT.

U.S. Securities and Exchange Commission, p. 8

Response

The Company has performed the significance analysis under Regulation S-X and has determined that the spin-off of CI&T IOT does not trigger the requirement for pro forma information in accordance with Article 11 of Regulation S-X, pursuant to Part I, Item 4A(b)i of Form F-1. CI&T IOT’s significance result was less than 1% under each of the significance tests of Regulation S-X. For the year ended December 31, 2020, CI&T IOT’s Net revenue was R$1,000, which represented 0.10% of the Company’s consolidated Net revenue for the same period. For the year ended December 31, 2020, CI&T IOT’s profit before taxes was R$339, which represents 0.18% of the Company’s consolidated profit before taxes for the same period. For the year ended December 31, 2020, CI&T IOT's Total Assets was R$1,641, which represented 0.28% of the Company’s consolidated Total Assets for the same period.

15. We note that your shareholders, on April 30, 2021, approved the reverse merger of Hoshin Empreendimentos S.A. by which Java Fundo de Investimento em Participações became your direct shareholder. Explain for us how you intend to apply reverse merger accounting to this transaction. Tell us the following:

●	the nature and history of Hoshin Empreendimentos S.A.' operations and financial position;

●	the major and controlling shareholders of direct and indirect participants in the combination, before and after the transaction;

●	how you identified the accounting acquirer in the combination;

●	the consideration exchanged;

●	which set of historical financial statements do you plan to present for the registrant after the combination, and

●	whether or not there will be a change in basis for registrant as a result of the combination.

Response

The Company has revised its disclosure on pages 9, 65 and 118 of Amendment No. 1 in response to the Staff’s comment. Hoshin Empreendimentos S.A. (“Hoshin”) was incorporated as a holding company, with minimal assets and liabilities, to serve as the vehicle for the investment of Java Fundo de Investimentos em Participações Multiestrategicas (“Java”) in CI&T Brazil. At no point was Hoshin the Company’s controlling shareholder. The Company confirms that Hoshin did not maintain any operational activities prior to the date of approval of the reverse merger. As a result of the transaction, Hoshin was dissolved, with CI&T Brazil succeeding to Hoshin’s obligations, rights and responsibilities.

The accounting treatment for the reverse merger was determined based on the book value of Hoshin's net assets that were merged into CI&T Brazil. The carrying amount of Hoshin’s assets, other than its investment in CI&T Brazil, was R$13,610 thousand as of December 31, 2020 and R$7,551 thousand as of December 31, 2019, which include dividends received from CI&T Brazil amounting to R$12,967 thousand as of December 31, 2020 and R$6,220 thousand as of December 31, 2019. The carrying amount of Hoshin’s assets that were merged into CI&T Brazil was R$108 thousand as of the date of transaction. CI&T Brazil is considered the accounting acquirer in the reverse merger, and the Company will continue to present the financial statements of CI&T Brazil. The transaction did not result in a change in the basis of accounting of CI&T Brazil.

U.S. Securities and Exchange Commission, p. 9

At the time of the transaction, the 744,216 common shares held by Hoshin, which represented 42.27% of the total shares issued by CI&T Brazil, were canceled. As consideration for the reverse merger, CI&T Brazil issued 744,217 common shares of CI&T Brazil, with no par value, to Hoshin’s sole shareholder, Java, as follows:

a)	744,216 common shares in exchange for the 744,216 shares held by Hoshin, and

b)	1 common share issued as a result of the capital increase that resulted from the acquisition of Hoshin’s net assets by CI&T Brazil as a result of the reverse merger.

The Company submits in response to the Staff’s comment the following table representing the shareholding structure of CI&T Brazil both before and after the reverse merger:

Shareholders	After transaction	Before transaction

	Ordinary shares
Hoshin Empreendimentos S.A.	-	42.3%
Java Fundo de Investimento em Participações Multiestratégia	42.3%	-
BGN Participações – Eireli	13.2%	13.2%
Cesar Nivaldo Gon	20.1%	20.1%
Fernando Matt Borges Martins	19.6%	19.6%
Non-controlling	4.8%	4.8%

Recent Sales of Unregistered Securities, page II-1

16. We note that you were created as a corporate shell to facilitate the reorganization and eventual merger with CI&T Brazil and its operating subsidiaries and that CI&T Brazil received a significant investment by Advent in 2019. Please revise this section to provide the disclosure required by Item 701 of Regulation S-K for the past 3 fiscal years for CI&T Brazil. Please also clarify whether Advent received Class B shares of CI&T Brazil.

Response

The Company was incorporated as a holding company to facilitate the initial public offering of CI&T Brazil, and it will not be merged into CI&T Brazil. As described in Amendment No. 1 under “Corporate Reorganization—Contribution of Shares” on pages 9, 64, 65, and 118, CI&T Brazil will become the Company’s wholly-owned indirect subsidiary following the contribution by the existing shareholders of CI&T Brazil of their shares to CI&T Delaware LLC, and subsequent contribution of the shares of CI&T Delaware LLC to the Company in exchange for Class B common shares of the Company.

U.S. Securities and Exchange Commission, p. 10

Although CI&T Brazil is not the registrant, the Company has revised its disclosure on pages II-1 and II-2 of Amendment No. 1 to provide the disclosure requested by the Staff relating to the issuance of securities by CI&T Brazil during the past three fiscal years.

Finally, there are no Class B shares of CI&T Brazil. Advent did not receive any Class B shares in connection with its investment in CI&T Brazil, but it will receive Class B common shares of the Company as a result of the Contribution.

General

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

As of the date of Amendment No. 1, no written communications, as defined in Rule 405 under the Securities Act, have been presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff any such written communications presented in the future to potential investors.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Draft Registration Statement on Form F-1 or these responses, please feel free to contact me at 212 225-2530.

Sincerely,

/s/ Francesca L. Odell
Francesca L. Odell

cc:	César Nivaldo Gon, Chief Executive Officer, CI&T Inc